                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 1999


                                 AMDOCS LIMITED


                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island of Guernsey, Channel Islands


                                  Amdocs, Inc.
                 1610 Des Peres Road, St. Louis, Missouri 63131

                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                              FORM 20-F X FORM 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                    YES NO X
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                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                          FOR THE MONTH OF MARCH, 1999


AGREEMENT TO ACQUIRE ARCHITEL SYSTEMS CORPORATION

      On March 2, 1999, the registrant, Amdocs Limited ("Amdocs") entered into a Combination Agreement (the "Combination Agreement") with Amdocs (Denmark) ApS., 3026191 Nova Scotia ULC and Architel Systems Corporation ("Architel"). The Combination Agreement provides for a business combination in which holders of common shares of Architel will be entitled to receive 0.95 exchangeable shares of Architel for each common share of Architel held by them, and Amdocs would become the beneficial owner of all of Architel's common shares. Each exchangeable share of Architel will (a) be exchangeable for one ordinary voting share of Amdocs, (b) entitle its holder to receive dividends economically equivalent to dividends paid on ordinary voting shares of Amdocs and (c) pursuant to a voting trust and exchange agreement in which a special voting share of Amdocs will be deposited, carry the right to vote at meetings of the shareholders of Amdocs and be entitled to participate in any liquidation of Amdocs on the same basis as holders of Amdocs' ordinary voting shares.

      Closing under the Combination Agreement is conditioned on, among other things, approval by Architel's shareholders, expiration or termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), and approval of the plan of arrangement by which the transaction will be implemented by the Ontario Court of Justice (General Division) under relevant provisions of the Canada Business Corporations Act. The Combination Agreement contains prohibitions on the solicitation of, negotiations with respect to, or other activity to facilitate, competing acquisition proposals involving Architel, with exceptions for certain actions determined to be required by the fiduciary duties of Architel's board of directors. The Combination Agreement further provides that if any of certain competing transactions involving Architel are consummated, Architel is obligated to pay Amdocs a break-up fee of $15.5 million. In addition, an affiliate of Amdocs is entitled to exercise options on unissued Architel common shares and on common shares of certain members of Architel management representing in the aggregate 19.9 percent of Architel's outstanding common shares.

      The transaction contemplated by the Combination Agreement is intended to constitute a pooling of interests under United States generally accepted accounting principles and to be treated generally as a reorganization of capital for Canadian federal income tax purposes for those Architel shareholders who hold their Architel common shares as capital property to the extent exchangeable shares are received in exchange for Architel's common shares, and as a tax free reorganization for U.S. federal income tax purposes.

      Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Combination Agreement, a related Share Option Agreement and Voting and Option Agreement, and a press release announcing the combination.

EXHIBITS

EXHIBIT NO.       DESCRIPTION

2.1 Combination Agreement dated as of March 2, 1999, among Amdocs Limited, Amdocs (Denmark) ApS., 3026191 Nova Scotia ULC and Architel Systems Corporation

2.2 Share Option Agreement dated as of March 2, 1999, by and between Architel Systems Corporation and Amdocs (Denmark) ApS.
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2.3               Voting and Option Agreement dated as of March 2, 1999, among
                  Amdocs (Denmark) ApS. and Anthony P. van Marken and David E. Curry.

99.1              Amdocs Limited Press Release dated as of March 2, 1999
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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Amdocs Limited


                                    /s/  Thomas G. O'Brien
Date: March 9, 1999                 ------------------------------
                                    Thomas G. O'Brien
                                    Treasurer and Secretary
                                    Authorized U.S.
                                    Representative
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EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

2.1 Combination Agreement dated as of March 2, 1999, among Amdocs Limited, Amdocs (Denmark) ApS., 3026191 Nova Scotia ULC and Architel Systems Corporation

2.2 Share Option Agreement dated as of March 2, 1999, by and between Architel Systems Corporation and Amdocs (Denmark) ApS.

2.3 Voting and Option Agreement dated as of March 2, 1999, among Amdocs (Denmark) ApS. and Anthony P. van Marken and David E. Curry.

99.1              Amdocs Limited Press Release dated March 2, 1999